Anil Dhirubhai Ambani Group

08000373

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SUPPL

January 19, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 19, 2008 forwarding therewith the Secretarial Audit Report for the quarter ended December 31, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 19, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: REL

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended December 31, 2007, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

The Board of Directors
Reliance Energy Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Energy Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**Decemmber 31, 2007**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	238,904,921	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	236,502,856	98.995
12	Held in dematerialised form in CDSL	8,883,764	03.719
13	Held in dematerial·.ed form in NSDL	219,986,472	92.081
14	Physical	7,632,620	03.195
15	Total No. of Shares (12+13+14)	236,502,856	98.995

16 Reasons for difference if any, between:

a) (10&11):	97,954 shares,allotment of which was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
b) (10&15):	97,954 shares,allotment of which was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Conversion	559139	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	3948900	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	1071553	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	585423	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	461870	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	707856	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	387512	Applied	NSE / BSE	Yes	Yes	Not Pending
Conversion	250295	Applied	NSE / BSE	Yes	Yes	Not Pending

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	28	532	Delay in receipt of Physical DRFs & Share Certificates from DP.
	52	1 628	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**80**	**2 160**	
Pending for more than 21 days	1	3	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**1**	**3**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Ramesh Shenoy
Tel. No.: 022 - 3009 9311
Fax. No.: 022 - 3009 9763

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 01
Tel.: 022 6639 1101-4
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants

Bhupendra Bangari
Partner
M. No.: 42320

Mumbai, 10th January 2008

END